KOSTIN RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

February 10, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Flight Safety Technologies, Inc.

We have read the statements that we understand Flight Safety Technologies, Inc. will include under Item 4.01 of the Form 8K it will file regarding its change of auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements made under Item 4.01.

Yours truly,

Kostin Ruffkess & Company, LLC

Kostin, Ruffkess & Company, LLC